Exhibit 14(b)

Code of Ethics for Senior Officers*

In my role as principal financial and accounting officer and Chief Financial Officer of Magellan GP, LLC (the “Company”), the general partner of Magellan Midstream Partners, L.P. (the “Partnership”), I recognize that my position holds an important and elevated role in the governance of the Partnership. I am uniquely capable and empowered to ensure that stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, this Code of Ethics for Senior Officers (“Code”) provides the following principles and responsibilities governing my professional and ethical conduct, and to which I am expected to adhere and advocate.

I certify that I adhere to and advocate:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.
Full, fair, accurate, timely and understandable disclosure in reports and documents that the Partnership files with, or submits to, the U. S. Securities and Exchange Commission and in other public communications made by the Partnership;

3.	Compliance with applicable governmental laws, rules and regulations;

4.	The prompt internal reporting of violations to the Code to the Chairman of the Audit Committee of the Company; and

5.	Accountability for adherence to the Code.

/s/ Jeff L. Holman_______________
Jeff L. Holman
Principal Financial and Accounting Officer

Dated:    May 1, 2019

* Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer